UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14118

WORLD COLOR PRESS INC.

(f/k/a Quebecor World Inc.)

(Exact name of registrant as specified in its charter)

999 de Maisonneuve Boulevard West, Suite 1100

Montréal, Québec, Canada H3A 3L4

(514) 877-5196

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Subordinate Voting Shares

(Title of each class of securities covered by this Form)

Common Shares
Series I Warrants to acquire Common Shares
Series II Warrants to acquire Common Shares

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: No Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, World Color Press Inc. (f/k/a Quebecor World Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 16, 2010	By:	/s/ Marie Chlumecky
Name: Marie Chlumecky
Title: Corporate Secretary